

February 11, 2019

Robert Foster
Chief Executive Officer
ContraVir Pharmaceuticals, Inc.
399 Thornall Street, First Floor
Edison, NJ 08837

> **Re: ContraVir Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 6, 2019**
> **File No. 333-229534**

Dear Mr. Foster:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Todd Schiffman at 202-5513491 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance